UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	May 9, 2011	Announcement of Recognition of Impairment Loss and Revisions to the Forecast of Financial Results for the Fiscal Year ended March 31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: May 9, 2011

Exhibit 1

[Translation]

May 9, 2011

To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, Director and General Manager of Corporate Planning
(Telephone: +81 (075) 682-1010)

Announcement of Recognition of Impairment Loss and

Revisions to the Forecast of Financial Results for the Fiscal Year ended March 31, 2011

Wacoal Holdings Corp. (the “Company”) hereby announces that the Company has recognized an impairment loss with respect to its subsidiary Peach John Co., Ltd. (“Peach John”) during the Fiscal Year ended March 31, 2011 (April 1, 2010 - March 31, 2011), as described below.

Accordingly, the Company has revised its forecast of financial results for the consolidated Fiscal Year ended March 31, 2011 (April 1, 2010 - March 31, 2011), which the Company announced on October 29, 2010, as follows:

Details

1.	Recognition of Impairment Losses

The Company reassessed the fair value of its subsidiary Peach John upon considering its financial results for the Fiscal Year ended February 28, 2011 and the impact of the Tohoku Region Pacific Ocean Offshore Earthquake and subsequent tsunami on its financial results for the Fiscal Year ending February 28, 2012, and in light of the Company’s forecast of financial results at this time. As a result, the Company has determined that Peach John’s real value has declined, and accordingly, the Company will record an impairment loss of 1,772 million yen in total (559 million yen in respect of the trademarks, 377 million yen in respect of the list of customers and 836 million yen in respect of goodwill, all which are recorded as intangible fixed assets). Because the Company utilizes U.S. accounting standards, the impairment loss will be recorded as an operating expense, which will affect the amount of operating income, and the effect on net income will be a decrease of 555 million yen.

2.	Revised Forecast of Consolidated Financial Results for the Fiscal Year Ended March 31, 2011 (April 1, 2010 - March 31, 2011)

(U.S. accounting basis)	(Unit: millions of yen and %, unless otherwise indicated)
	Sales	Operating income	Pre-tax net income	Net income attributable to Wacoal Holdings Corp.	Net income per share attributable to Wacoal Holdings Corp. (in Yen)
Previous Forecast (“A”)	168,000	5,600	5,100	3,200	22.63
Revised Forecast (“B”)	165,700	4,200	3,700	2,600	18.41
Variance (B - A)	(2,300)	(1,400)	(1,400)	(600)	—
Variance in Percentage (%)	(1.4)%	(25.0)%	(27.5)%	(18.8)%	—
(Reference) Results for the Previous Fiscal Year ended March 31, 2010	163,297	3,810	3,123	2,524	17.86

Since the Company utilizes U.S. accounting standards, “pre-tax net income” is being presented in lieu of “ordinary profit”.

*Cautionary Statement

The forecast of business results is based on information available as of the date this data were released and, due to various risks, uncertainties and other factors arising in the future, actual results in the future may differ largely from the Company’s estimates.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact on the Company’s business of anticipated continued weakness of department stores and other general retailers in Japan; the Company’s ability to successfully develop, manufacture, market and sell products in Japan and the Company’s other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of the Company’s business and the strength of its competitors; the Company’s ability to successfully expand and operate its network of specialty retail stores and achieve profitable operations at these stores; the Company’s ability to further develop its catalog and Internet sales capabilities; the Company’s ability to effectively manage its inventory levels; the Company’s ability to reduce costs; the Company’s ability to attract and retain highly qualified personnel; effects of seasonality on the Company’s business and performance; risks related to conducting the Company’s business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; the Company’s ability to fully comply with all applicable laws and regulations regarding the protection of customer information and the Company’s ability to protect its trade secrets; the Company’s ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on the Company’s holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on the Company’s business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in the Company’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

End